August 10, 2012

VIA EDGAR AND United Parcel Service

Pamela A. Long, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQM Technologies & Energy, Inc. Registration Statement on Form 10 Filed June 28, 2012 File No. 0-54750

Dear Ms. Long:

On behalf of EQM Technologies & Energy, Inc. (“EQM”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (the “Registration Statement”). We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 25, 2012 (the “Staff Letter”) with regard to the Registration Statement. For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the original Registration Statement.

We have reviewed the Staff Letter with EQM and the following are its responses to the Staff Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1 and the defined terms used herein have the definitions given to them in Amendment No. 1.

August 10, 2012

General

1.	Since EQM Technologies & Energy, Inc. or EQM appears to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups or JOBS Act, please disclose in the beginning of the registration statement that EQM is an emerging growth company and revise the registration statement to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to EQM, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State EQM’s election under Section 107(b) of the JOBS Act:

○	If EQM has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

○	If EQM has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows EQM to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in the risk factor that, as a result of this election, EQM’s financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in the critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to EQM as a smaller reporting company.

Section 101(d) of the JOBS Act provides that an “issuer shall not be an emerging growth company for purposes of [the Securities Act of 1933 and the Securities Exchange Act of 1934] if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011.” As stated in Question 2 of the Commission’s Jumpstart Our Business Startups Act Frequently Asked Questions, the “first sale of common equity securities” includes a selling stockholder’s secondary offering on a resale registration statement.

Laurence Associates Consulting, Inc., a predecessor of EQM for Exchange Act reporting purposes (“Laurence”), registered 10,000,000 shares of its common stock for resale by certain selling stockholders pursuant to a Registration Statement on Form S-1 (File No. 333-147261) (the “2008 Resale Registration Statement”), which was declared effective by the Commission on February 12, 2008. Based on information provided by Laurence’s transfer agent, shares of Laurence’s common stock were sold under the 2008 Resale Registration Statement on or about June 25, 2008, making it ineligible to be an emerging growth company. As provided in Question 24 of the Commission’s Jumpstart Our Business Startups Act Frequently Asked Questions, if the predecessor to an issuer’s Exchange Act registration and reporting obligations pursuant to Exchange Act Rules 12g-3 and 15d-5 is not eligible to be an emerging growth company because its first sale of common equity securities occurred on or before December 8, 2011, then the successor issuer is similarly ineligible to be an emerging growth company.

August 10, 2012

As a result of the foregoing, EQM does not and cannot qualify as an emerging growth company, and it does not believe that the abovementioned disclosures regarding emerging growth companies is required to be included in the Registration Statement.

2.	Update EQM’s EDGAR company profile to include its current business and mailing address.

EQM updated its EDGAR company profile to include its current business and mailing address. We contacted EDGAR Filer Support and were told that the new information will appear on the Commission’s website after EQM’s next EDGAR filing is made.

3.	We note that you have not filed certain Exchange Act reports, including Forms 10-K and Forms 10-Q, for any period since the year ended December 31, 2009. It appears that you should file all these reports at your earliest opportunity. Please contact us to discuss.

EQM has not filed the above-referenced periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”) based on its understanding that it is not required to do so. EQM never was required to register, nor was deemed to have registered, its common stock or any other security under Section 12 of the Exchange Act. EQM became obligated to file periodic reports under Section 15(d) of the Exchange Act (“Section 15(d)”) on February 12, 2008 upon the effectiveness of the 2008 Resale Registration Statement.

EQM’s obligation to file periodic reports under Section 15(d) is automatically suspended as to any fiscal year other than the fiscal year in which the 2008 Resale Registration Statement was filed, provided that at the beginning of such fiscal year EQM’s common stock is held of record by less than 300 persons. Based on information provided by EQM’s transfer agent, EQM’s common stock was held of record by less than 300 persons as of January 1, 2009 and the first day of each subsequent fiscal year. As EQM filed all required periodic reports for the fiscal year ended December 31, 2008, EQM has satisfied its obligation to file periodic reports under Section 15(d) to date and is not required to file any additional periodic reports prior to the effectiveness of the Registration Statement. It should be noted that all periodic reports filed by EQM for periods subsequent to the fiscal year ended December 31, 2008 were filed on a voluntary basis.

EQM acknowledges that, in accordance with Rule 15d-6 promulgated under the Exchange Act, EQM should have filed a Form 15 within 30 days after January 1, 2009 to notify the Commission of the suspension of EQM’s obligation to file periodic reports under Section 15(d). However, as stated in Question 171.01 of the Commission’s Compliance and Disclosure Interpretations of the Exchange Act Rules, the suspension of EQM’s obligation to file periodic reports under Section 15(d) is automatic, and not contingent on the filing of a Form 15. Therefore, EQM’s failure to file a Form 15 does not affect such suspension.

August 10, 2012

4.	Our records reflect that EQM has not filed annual, quarterly, or current reports under the Exchange Act on a regular basis since the filing of a Form 10-K on May 7, 2010. Since EQM has not filed a Form 15, tell us why EQM was eligible to terminate or suspend its reporting obligations under the Exchange Act. We may have further comments.

As discussed in the response to comment 3 above, EQM’s obligation to file periodic reports under Section 15(d) has been automatically suspended for periods subsequent to the fiscal year ended December 31, 2008, and EQM’s failure to file a Form 15 does not affect such suspension.

5.	Note that the registration statement becomes effective automatically 60 days after its initial filing. EQM will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the Form 10. If EQM does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the Form 10 before it becomes effective automatically. Note that this comment assumes EQM was eligible to terminate or suspend its reporting obligations under the Exchange Act.

EQM understands its obligations should the Registration Statement become effective and has determined not to withdraw the Registration Statement subject to further discussions with the Commission.

Forward Looking Statements, page 1

6.	Since EQM is a penny stock issuer, EQM is ineligible to rely on the safe harbor provision for forward looking statements in the Private Securities Litigation Reform Act of 1995. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act, and delete the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

EQM has revised the disclosure on page 1 to delete the phrase at issue.

Business, page 1

7.	Please discuss your dependence on one or a few major customers in greater detail, and file all material agreements as exhibits. See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure on major customers in note 16 to the financial statements on page F-39.

EQM has revised the disclosure on pages 10 and 14 to discuss its dependence on and arrangements with its major customers in greater detail.

August 10, 2012

EQM reviewed Item 601(b)(10) of Regulation S-K and believes that, other than the tolling agreement filed as Exhibit 10.25 to the Registration Statement, no individual agreement with any customer constitutes a material contract required to be filed as an exhibit to the Registration Statement.

Corporate History, page 2

8.	Please briefly describe the business histories of both companies prior to the Beacon merger.

EQM has revised the disclosure on page 2 to describe the business histories of Beacon and EQ prior to the Beacon Merger.

Beacon Merger, page 2

9.	Please disclose the value of the consideration exchanged in the merger.

EQM has revised the disclosure on page 2 to disclose the value of the consideration exchanged in the Beacon Merger, which was determined by EQM to have a fair value of $1,225,000.

Contracts, page 10

10.	Please quantify the portion of EQM’s business conducted on a fixed price, time-and-materials, and cost-plus basis during each of the periods presented in the financial statements.

EQM has revised the disclosure on page 10 to quantify the portion of EQM’s business conducted on a fixed price, time-and-materials, and cost-plus basis during each of the periods presented in the financial statements.

Market Opportunity, page 14

11.	Please quantify the portion of EQM’s revenues derived from the public sector during each of the periods presented in the financial statements.

EQM has revised the disclosure on pages 10 and 14 to quantify and disclose the portion of the revenues of its Environmental Services segment and Biodiesel Production segment derived from the government / public sector during each of the periods presented in the financial statements.

Environmental Services Segment Offices, page 3; Properties, page 38

August 10, 2012

12.	List the five cities comprising the Quad Cities.

The Quad Cities are comprised of Davenport, IA, Moline, IL, Rock Island, IL, Bettendorf, IA, and East Moline, IL. EQM has revised the disclosure on pages 3 and 38 to disclose the location of its office serving the Quad Cities area as Geneseo, IL.

Tolling Arrangement, page 13; We have committed production capacity to a single customer under a tolling agreement, page 22; Biodiesel Production Segment, page 29

13.	Identify the tolling purchaser with whom EQM entered into a tolling agreement. We note that you filed the agreement as exhibit 10.25 to the registration statement.

EQM has revised the disclosure on page 3 to identify the Tolling Purchaser as Delek Renewables, LLC.

We are subject to commodity pricing risks with regard to our feedstock inputs and biodiesel output, page 23

14.	Please explain why you have included this risk factor in your document. We note that you have entered into a tolling agreement with a third party, and it appears that these risks reside with your tolling agreement counterparty.

EQM acknowledges that under its tolling agreement with the Tolling Purchaser, the Tolling Purchaser bears the commodity pricing risks with regard to EQM’s feedstock inputs and biodiesel outputs. However, EQM believes that the above-referenced risk factor is appropriate to include in the Registration Statement because (i) EQM collects fees from the Tolling Purchaser based on the amount of biodiesel produced and changes in commodity prices reducing the Tolling Purchaser’s profit margins may lead the Tolling Purchaser to order less biodiesel, which in turn may have a material adverse effect on the results of EQM’s Biodiesel Production segment, and (ii) EQM will be subject to commodity pricing risks with regard to its feedstock inputs and biodiesel output upon the expiration of the tolling agreement on March 31, 2014 or the earlier termination of the tolling agreement in accordance with its terms.

EQM has revised the disclosure on page 23 to clarify the nature of its commodity pricing risks.

Critical Accounting Estimates and Policies, page 30

15.	Given the significance of your deferred tax assets and the fact that you have not recorded a valuation allowance, please revise your disclosures to include a critical accounting policy, identifying the positive and negative evidence that you considered when determining if a valuation allowance was necessary. In this regard, please include a discussion explaining how you considered your losses in recent years in determining whether your deferred tax assets are realizable. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to ASC topic 740-10-31 and section 501.14 of the Financial Reporting Codification for guidance.

August 10, 2012

EQM has revised its disclosure on page 32 to include a critical accounting policy for deferred income taxes and to include a discussion explaining what types of evidence it considered in determining whether its deferred tax assets were realizable.

Long-lived Assets, page 31

16.	We note that the evaluation of the recoverability of long-lived assets required you to make significant estimates and assumptions. Please revise your filing to comprehensively address how you evaluated your property, plant and equipment and your finite lived intangible assets (e.g., customer relationships, patents, and non-compete agreements) for impairment. Specifically address the following:

•	Identify the nature of your asset groups, and provide a more comprehensive discussion of how you estimate the future cash flows of your asset groups to test them for recoverability. Refer to ASC Topic 360-10-35;

•	Identify those asset groups for which their undiscounted cash flows are not materially different from their carrying amount, and quantify the carrying amount of those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your property, plant, and equipment that is at-risk for impairment, as this is a significant asset;

•	Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses, and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.

EQM has revised the disclosure on page 31 under “Long-Lived Assets” to clarify its policy regarding the evaluation of the recoverability of long-lived assets.

Goodwill and Intangible Assets, page 31

17.	We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

August 10, 2012

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used, including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes.

Pursuant to the Staff’s request, EQM will consider enhancing its disclosure regarding goodwill in future filings to address the abovementioned matters.

18.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each such reporting unit in future filings:

•	Identify the reporting unit;

•	Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	Disclose the amount of goodwill;

•	Provide a description of the assumptions that drive the estimated fair value;

•	Provide a discussion of the uncertainty associated with these key assumptions;

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair values substantially exceed the carrying values for all of your reporting units, please disclose that determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

To the extent that any of EQM’s reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact EQM’s operating results or total shareholders’ equity, EQM will provide the abovementioned additional disclosures in its future filings.

August 10, 2012

Furthermore, if in future reporting periods, EQM has determined that the estimated fair values substantially exceed the carrying value for all reporting units, EQM will disclose that conclusion in its future filings.

Discussion of Operating Results, page 33

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 35

Revenues, page 35

19.	We note that your revenues decreased year over year due to a decrease in revenue received from the U. S. Air Force and the EPA. Please revise your disclosure to further discuss the reasons for the lower revenues from these sources.

EQM has revised the disclosure on page 35 to include further discussion of the reasons for lower revenues from the U.S. Air Force and the EPA.

Operating Expenses, page 35

20.	Your disclosure indicates that operating expenses increased due to additional compensation costs. Please revise your filing to explain the underlying reasons for the increased costs.

EQM has revised the disclosure on page 35 to explain the underlying reasons for the increased compensation costs.

Other

21.	Please revise your results of operations discussion in your MD&A to address the reasons for the significant increase year-over-year in your allowance for doubtful accounts. To the extent that collectability of accounts receivable may impact your future liquidity, please also enhance your liquidity and capital resources discussion to address the potential impact.

EQM has revised the disclosure on page 35 to explain that the increase in the allowance for doubtful accounts is primarily the result of one receivable for which collectability of a portion of the receivable is doubtful, and to disclose management’s belief that the inability to collect the entire receivable will not have a material impact on EQM’s liquidity or its ability to execute its growth strategy.

22.	We note your disclosure which indicates there was no impairment to goodwill for all periods presented, and we note that you recorded impairment to intangible assets during the year ended December 31, 2010. Please expand your disclosure to explain the reasons for impairment and the nature of the impaired intangible asset.

August 10, 2012

EQM has revised the disclosure on page 35, under “Operating Expenses” to expand its discussion of its intangible impairment recorded during the year ended December 31, 2010.

Liquidity and Capital Resources, page 36

Cash Flows – Operating Activities, page 36

23.	Your discussion of cash flows from operating activities merely repeats information found in the balance sheet and statement of cash flows. Please revise your filing to provide a more comprehensive explanation of the underlying reasons for the cash flows from or used in operating activities.

EQM has revised the disclosure on page 36 to provide a more comprehensive explanation of the underlying reasons for the cash flows from or used in operating activities.

Director Compensation, page 47

24.	Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed. We note that you have no “standard compensation arrangement” for your directors. See Item 402(r)(3) of Regulation S-K.

EQM has revised the disclosure on page 46 to provide additional description of its arrangements regarding the compensation of its directors.

Biodiesel Supplier Claim, page 50

25.	Identify the supplier who filed the lawsuit against Beacon in the Superior Court of the State of Delaware on March 11, 2010, and provide updated information as applicable.

EQM has revised the disclosure on page 50 to identify the supplier who filed the abovementioned lawsuit as Gavilon, LLC. The status of the litigation has not changed since the filing of the Registration Statement.

Description of Registrant’s Securities to Be Registered, page 54

26.	Clarify in the second paragraph under “General” that the summaries include the material provisions and terms of EQM’s capital stock.

EQM revised the disclosure on page 54 to clarify that the summaries include the material provisions and terms of EQM’s capital stock.

August 10, 2012

Note 11. Commitments and Contingencies, page F-31

Joint Ventures, page F-33

27.	We note your disclosure which indicates your joint ventures have ceased operations and your investment in the joint ventures is reflected at a value of zero. Your disclosure further indicates that you have a receivable from a joint venture of $327,000 relating to an equitable relief claim. Please tell us if you have reflected this amount in your financial statements, and, if so, where this amount is reflected on your balance sheet and why you believe collectability is reasonably assured. We note in your legal proceedings disclosures that you are unable to determine the amount or timing of any collection for this “receivable.”

Although the exact timing of collection is undeterminable, EQM believes that the receipt of at least $327,000 from the joint venture was reasonably assured as of the applicable balance sheet dates. A total of $59,376 was collected from the joint venture subsequent to March 31, 2012.

EQM has updated its disclosure under Item 8 – Legal Proceedings on page 50 to delete the language “we are not able to determine the amount that might be received by Q2 in connection with the ACE Claim.” EQM has also updated its disclosure on page F-33 to clarify that the amount receivable from the joint venture is included on EQM’s balance sheet as of December 31, 2011 and March 31, 2012 in accounts receivable.

Note 12. Income Taxes, page F-33

28.	We note that you have recognized substantial deferred tax assets and that you have not recorded a valuation allowance for any year presented. We further note that you have sustained substantial pre-tax losses in all years presented. Please tell us why you believe a valuation allowance relating to your deferred tax assets is not required. Refer to ASC 740- 10-30-17 through 30-24. In particular, please address the guidance found in ASC 740-10-30- 23 which indicates a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. As part of your response, please provide us supplemental results of operations history for the years 2006-2008.

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets.  In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered that EQM had taxable income from 2006 through 2010 of $8 million ($2.0 million within the last 4 years) and anticipates generating taxable income through 2014 at a level of income sufficient to realize the benefits of its recorded deferred tax assets. EQM believes that the continued growth of the environmental business coupled with the expansion of the newly acquired Biodiesel business will produce positive operating results.  Furthermore, EQM will be filing for a net operating loss carryback, which will immediately utilize approximately $800,000 of its net operating losses, which will have the effect of realizing $270,000 (through its anticipated income tax refund) of its deferred tax assets. As of December 31, 2011, EQM had recorded a net deferred tax asset of approximately $1.2 million. The realization of this deferred tax asset will require EQM to generate approximately $3.2 million in taxable income. Exclusive of the benefit of the tax benefit to be realized from the carryback (carryback net losses of approximately $800 thousand), EQM will need to generate only $2.4 million of taxable profits within a reasonable timeframe in the future. As discussed above, EQM is expecting to generate taxable profits within the next 2 to 3 years at a level that EQM feels is sufficient to realize the benefits of the remaining deferred tax asset. Based on these considerations management believes it is more likely than not that EQM will realize all of the benefits of its deferred tax asset as of the December 31, 2011, and therefore no valuation allowance was established.

August 10, 2012

EQM considered the following positive evidence:

1)	A history of taxable income exclusive of the 2011 taxable loss:
a.	EQM has historically operated profitably, including during economic downturns in 2009 and 2010. In 2011, several isolated matters (as described below) resulted in a tax loss. EQM’s historic taxable income was as follows:

Year	Taxable income/(loss)
2006	$6,063,019
2007	972,495
2008	259,761
2009	771,810
2010	47,355
2011	(5,909,303)

b.	Note that in 2006, taxable income was significant due to large projects under an Emergency and Rapid Response Services (ERRS) contract with the EPA in response to Hurricane Katrina.
c.	Note that in 2010 EQM had a decrease in revenue, but no corresponding reduction in costs. During 2010, EQM’s management focused its efforts on reducing costs and right-sizing the cost structure to its current revenue levels, in an effort to improve future profitability.
2)	Recent positive trends in EQM’s results of operations:
a.	EQM’s results to date and its forecasts are consistent with its expectations that it will be able to generate taxable profits within the next 2 to 3 years at a level that EQM feels is sufficient to realize the benefits of the remaining deferred tax asset.
b.	Also, during 2011, EQM undertook multiple actions in order to improve operations in the end of 2011 and the beginning of 2012, including decreasing its headcount which resulted in direct savings during 2011 of $215,000. This headcount reduction is expected to reduce overhead by approximately $1.1 million per year. Additional cost saving measures were put in place, including reducing consultant costs and professional fees along with reducing technology and leasehold costs. These additional measures are expected to reduce EQM’s overhead by an additional $1.0 million per year.
c.	During February 2011, EQM acquired the Biodiesel Production Facility in connection with the Beacon Merger.

August 10, 2012

EQM considered the following negative evidence:

1)	Losses in 2011:
a.	In 2011, EQM incurred a taxable loss of approximately $5.9 million. The loss is primarily attributable to:
i. A loss of unbilled costs and expenses of approximately $3.5 million that was incurred on a ground reclamation project for the EPA, the Madison County Contract . Under the Madison County Contract, which is discussed more fully in Item 1, Section D, on page 9, EQM agreed to remove and replace soil on a per ton basis and calculated its bid based upon tonnage projections provided by the EPA. The actual tonnage removed per site was less than projected (EQM incurred fixed costs on a per site basis that could not be recovered through tonnage removed) and as a result EQM incurred costs that it could not recover under the contract. As discussed also on page 9, EQM has filed a claim for equitable relief with the EPA. Management views this contract loss as an aberration.
ii. Approximately $350,000 of nonrecurring expenses in connection with the Beacon Merger, including fees for accounting, audit, legal and other professional fees, and travel and other expenses related to due diligence of the acquisition. As the Beacon Merger was completed during 2011, these fees would not be incurred in future tax years.
iii. During the startup year of the Biodiesel Production Facility, the Biodiesel Production segment incurred a tax loss of approximately $1.8 million. Included in this loss was approximately $500,000 in direct costs of restarting the facility to properly prepare and calibrate the machinery and equipment, and approximately $1,300,000 fixed costs (salaries, wages, utilities, depreciation) incurred during 2011, that were not recovered, as a result of insufficient production volume its profitable level of production. As of December 31, 2011, EQM expected that it would have sufficient production volume to operate the Biodiesel Production Facility at a profit.
b.	Exclusive of the nonrecurring charges described above, EQM would have generated taxable loss of $259,303, as shown below, for the year ended December 31, 2011. EQM believes that this is a reasonable loss based on the economic conditions during 2011, and that this is not an indicator of future losses.

August 10, 2012

Taxable loss – Year Ended December 31, 2011	$(5,909,303)

Add back one-time aberrations:
- Loss on the one-time Madison County Contract	3,500,000
- Beacon Merger expenses	350,000
- Biodiesel Production one-time startup costs	1,800,000

Pro forma taxable loss, excluding one-time aberrations	$(259,303)

According to ASC 740-10-30-22(c), when there is a strong earnings history exclusive of the loss that created the future deductible amount, coupled with evidence indicating that the loss is an aberration rather than a continuing condition, a valuation allowance is not needed.

As shown above, EQM believes there is positive evidence to support EQM’s position of not recording a deferred tax valuation allowance at December 31, 2011. With a strong history of taxable income combined with the 2012 year to date earnings estimate, EQM anticipates a sufficient level of future profits in order to realize the benefits of its deferred tax asset.

29.	Please tell us and revise your filing to clearly describe the facts and circumstance surrounding the ‘deferred tax true up’ and the impact of state taxes which impacted your effective tax rate in the fiscal year ended December 31, 2010.

EQM has updated its disclosure on page F-34 to describe the facts and circumstances surrounding the ‘the deferred tax true up’ during the year ended December 31, 2010. EQM’s additional disclosure describes that during the year ended December 31, 2010, it undertook to true up its income tax liabilities. In connection therewith, certain deferred asset and liability items were adjusted, with the benefit reported in the reconciliation table of 42.4% for an adjustment on account of its deferred tax asset related to deferred rent and 44.1% for an adjustment related to its deferred tax liability related to trademarks. EQM has provided this additional detail within its rate reconciliation table on F-34 and the following page.

Reflected in the reconciliation to the federal statutory rate for the year ended December 31, 2010 is state income tax, net of federal benefit of 103.2%. This tax expense was principally the result of state taxes which were based upon alternative measures other than income, in a period in which EQM reported a loss before income taxes.

30.	Please provide us a supplemental analysis of your net operating losses at December 31, 2011. In this regard, please explain and reconcile how the NOL amounts recognized in the acquisition of Beacon and the NOL amounts generated by EQM, agree to the total NOLs shown in your table on page F-33.

August 10, 2012

EQM provides below the components of the net operating loss carryover reported as of December 31, 2011.

	Federal	State	Local	Total
Net operating losses acquired from the Beacon Merger(1)	$1,040,392	$-	$-
Net operating losses generated by EQM during the year ended December 31, 2011	5,909,303	1,924,608	3,619,221

Net operating loss carryovers, as of December 31, 2011	$6,949,695	$1,924,608	$3,619,221

Tax rate	34.0%	5.0%	3.6%
Deferred tax asset - net operating loss carryover	$2,362,896	$96,230	$131,188	$2,590,314

Less: current portion				(763,268)
Deferred tax asset – net operating loss carryover, noncurrent portion				$1,827,046

(1) The net operating loss acquired in the Beacon Merger was $15,890,540. But, as discussed in our response to the Staff’s comment number 32, the entire NOL amount was fully reserved at the date of the Beacon Merger. At December 31, 2011, an evaluation was done in accordance with IRC 382 and determined that only $1,040,392 of the net operating loss carryover acquired in the Beacon Merger would be realizable prior to its expiration.

Beacon Energy Holdings Inc.

Notes to the Consolidated Financial Statements

Note 8. Commitment and Contingencies, page F-57

31.	Please tell us and revise your disclosures, if appropriate, to disclose whether the contingencies related to Terra Bioenergy and the other potential liabilities related to legal and other commitments continue to exist as of the end of the most recent reporting period.

The contingencies related to Terra Bioenergy and the other potential liabilities related to legal and other commitments continue to exist and are reflected within the consolidated financial statements as of December 31, 2011 and March 31, 2012 as accrued expenses and other current liabilities. EQM does not believe that additional disclosure is required.

August 10, 2012

Pro Forma Condensed Combined Financial Information

32.	Please explain why your purchase price allocation and pro forma information does not reflect the acquisition of deferred tax assets. We note on page F-35 of the EQM financial statements that significant NOLs existed and appear to be recognized to some extent in the deferred tax assets of EQM.

EQM acknowledges the Staff’s comment that EQM did acquire certain net operation losses (“NOLs”) in its Beacon Merger. However, on February 7, 2011 (the date of the Beacon Merger) Beacon historically had had losses, and EQM determined at the date of the Beacon Merger that it was more likely than not that these NOLs would not be used. Therefore, the potential deferred tax asset consisting of these NOLs was fully reserved at the date of the Beacon Merger.

In connection with EQM’s preparation of its consolidated financial statements at December 31, 2011, EQM performed an assessment of its deferred tax assets and the potential realization of its NOLs. At December 31, 2011, EQM determined that it was more likely than not that approximately $1.0 million of Beacon’s NOLs would be utilized prior to their expiration. Accordingly, during the fourth quarter of 2011, EQM recorded the tax benefit of $1.0 million of NOLs.

Exhibit 2.1

33.	Include by footnote or otherwise an agreement to furnish a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

EQM included by footnote on page 62 an agreement to provide that it will furnish supplementally a copy of the omitted schedules and exhibits to the Commission upon request.

Exhibits 10.1, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, and 10.10

34.	We note that EQM did not file the exhibits’ attachments. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

EQM refiled the specified exhibits with their attachments as Exhibits 10.1, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, and 10.10 to Amendment No. 1.

*     *     *     *     *

August 10, 2012

As requested by the Staff, EQM acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding EQM’s response to the Staff Letter and Amendment No. 1 to the undersigned by telephone at (212) 451-2289, by email at afinerman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman, Esq.
Adam W. Finerman, Esq.

Enclosures

cc:

Robert R. Galvin, EQM Technologies & Energy, Inc.